UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 5, 2020 (March 1, 2020)

WILLSCOT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-37552	82-3430194
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

901 S. Bond Street, #600

Baltimore, Maryland 21231

(Address, including zip code, of principal executive offices)

(410) 931-6000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	WSC	The Nasdaq Capital Market
Warrants to purchase Class A common stock(1)	WSCWW	OTC Markets Group Inc.
Warrants to purchase Class A common stock(2)	WSCTW	OTC Markets Group Inc.

(1) Issued in connection with the initial public offering of Double Eagle Acquisition Corp., the registrant’s legal predecessor company, in September 2015, which are exercisable for one-half of one share of the registrant’s Class A common stock for an exercise price of $5.75.

(2) Issued in connection with the registrant’s acquisition of Modular Space Holdings, Inc. in August 2018, which are exercisable for one share of the registrant’s Class A common stock at an exercise price of $15.50 per share.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Overview

On March 1, 2020, WillScot Corporation, a Delaware corporation (the “Company”), Mobile Mini, Inc., a Delaware corporation (“Mobile Mini”), and Picasso Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of certain customary closing conditions, Merger Sub will be merged with and into Mobile Mini, with Mobile Mini surviving as a wholly-owned subsidiary of the Company (the “Merger”). The Merger Agreement is further described below.

In connection with the Merger Agreement, on March 1, 2020, the Company entered into a commitment letter (the “Commitment Letter”) pursuant to which certain financial institutions have committed to provide a senior secured asset based revolving credit facility (the “New ABL Facility”) in an aggregate principal amount of $2.4 billion to finance the Merger. The proceeds of the New ABL Facility will be available to (x) refinance the existing ABL credit agreements of the Company and Mobile Mini and to redeem the existing senior notes of Mobile Mini, and (y) pay the fees, costs and expenses incurred in connection with the Merger and the related transactions, subject to customary conditions.

Concurrently with the execution and delivery of the Merger Agreement, Mobile Mini entered into a voting agreement (the “Voting Agreement”) with TDR Capital LLP (“TDR Capital”), TDR Capital II Holdings L.P. (“TDR Holdings”), and Sapphire Holding S.à r.l. (“Sapphire Holdings”), an affiliate of the investment funds managed by TDR Capital (together with TDR Capital and TDR Holdings, the “TDR Parties”). The Voting Agreement requires (i) Sapphire Holdings to vote all of its shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), (A) in favor of the Company Proposals (as defined below), (B) against any competing transaction and, in the event of any adverse recommendation by the Board of Directors of the Company to its stockholders involving or related to a “Parent Intervening Event” (as defined in the Merger Agreement), in the same proportion as the votes cast by the other Company stockholders, and (C) against any corporate action which would prevent or materially delay the transactions contemplated by the Merger Agreement or otherwise result in a material breach of any of the Company’s or Sapphire Holdings’s obligations under the Merger Agreement and Voting Agreement, as applicable, (ii) Sapphire Holdings to not transfer its shares of its Class A Common Stock or Class B Common Stock or WSHC Stock (as defined below) without the prior written consent of Mobile Mini, with certain limited exceptions, and (iii) each of the TDR Parties to not solicit an alternative acquisition proposal or participate in discussions or negotiations regarding an alternative acquisition proposal, except as authorized by the Board of Directors of the Company in certain circumstances.The Voting Agreement further provides that, on the closing date of the Merger, each of the TDR Parties will enter into a shareholders agreement, by and among the Company and the TDR Parties, substantially in the form attached to the Merger Agreement (the “Shareholders Agreement”). The Shareholders Agreement will provide for: (i) the TDR Parties’ right to require the Company to nominate, and use its best efforts to have elected to the Board by the Company’s stockholders, (a) two directors to the Company’s board of directors (the “Board”) for so long as the TDR Parties beneficially own at least 15% of the Company Common Stock (as defined below) and (b) one director to the Company’s Board for so long as the TDR Parties beneficially own at least 5%, but less than 15% of the Company Common Stock, (ii) standstill obligations of the TDR Parties for so long as the TDR Parties beneficially own at least 5% of the Company Common Stock, (iii) transfer restrictions on the TDR Parties, including a lock-up period of six months after the closing of the Merger and restrictions on the volume of shares of Company Common Stock that may be transferred after the six month lock-up period expires, and (iv) certain confidentiality obligations of the TDR Parties.

The Voting Agreement will terminate upon the earliest of the effective time of the Merger (the “Effective Time”) and termination of the Merger Agreement in accordance with its terms. In addition, Sapphire Holdings may terminate the Voting Agreement following an adverse recommendation of the Company’s Board of Directors involving or relating to a “Parent Superior Proposal” (as defined in the Merger Agreement), any change to the merger consideration that is adverse to Sapphire Holdings or any other amendment to the Merger Agreement that is adverse to Sapphire Holdings in any material respect.

The Merger Agreement and the Voting Agreement further provide that Sapphire Holdings will exchange all of its shares of common stock, par value $0.0001 per share (“WSHC Stock”), of William Scotsman Holdings Corp., a direct subsidiary of the Company (“Holdings”), immediately prior to the Effective Time, for shares of Class A Common Stock, at an exchange ratio of 1.3261 times (the “Share Exchange”), without any subsequent adjustment, and, at the Effective Time, all issued and outstanding shares of Class B Common Stock (which are held by Sapphire Holdings), will be cancelled (the “Class B Cancellation”) and each of the existing shareholders agreement of Holdings and the exchange agreement of Holdings will automatically terminate and be of no further force and effect. At the Effective Time, and as a result of the Class B Cancellation and the adoption by the Company of an amended and restated certificate of incorporation as set forth in the Merger Agreement, the Company will have a single series of common stock, par value $0.0001 per share, outstanding (the “Company Common Stock”).

Merger Agreement

Merger Structure

At the Effective Time, each share of Mobile Mini common stock, par value $0.01 per share (“Mobile Mini Common Stock”), issued and outstanding immediately prior to the Effective Time (other than treasury shares held by Mobile Mini or its subsidiaries), will be converted into the right to receive 2.4050 shares of the Company’s Class A Common Stock (the “Merger Consideration”). Immediately thereafter, as contemplated by the Merger Agreement and the amended and restated Company certificate of incorporation to be filed at the Effective Time, all outstanding shares of Class A Common Stock will be converted into shares of Company Common Stock.

Treatment of Equity Awards

At the Effective Time, each outstanding and unexercised option to purchase shares of Mobile Mini Common Stock will be assumed by the Company and become an option to purchase shares of Company Common Stock, on the same terms and conditions as applied to each such option immediately prior to the Effective Time, except that (A) the number of shares of Company Common Stock subject to such option will equal the product of (i) the number of shares of Mobile Mini Common Stock that were subject to such option immediately prior to the Effective Time multiplied by (ii) 2.4050, rounded down to the nearest whole share, and (B) the per-share exercise price will equal the quotient of (1) the exercise price per share of Mobile Mini Common Stock at which such option was exercisable immediately prior to the Effective Time, divided by (2) 2.4050, rounded up to the nearest whole cent.

At the Effective Time, each unvested outstanding restricted stock award with respect to shares of Mobile Mini Common Stock shall become vested as of immediately prior to the Effective Time, by virtue of the Merger, and in accordance with its terms will be converted into the right to receive the Merger Consideration in respect of each underlying share of Mobile Mini Common Stock.

Governance

The Merger Agreement provides that, as of the Effective Time, Bradley L. Soultz, the Chief Executive Officer (the “CEO”) of the Company, will continue to serve as the CEO of the Company, and Kelly Williams, the CEO of Mobile Mini, will be appointed to serve as the President and Chief Operating Officer (the “COO”) of the Company, in each case for an initial term of 24 months. The Merger Agreement further provides that Timothy D. Boswell, the Chief Financial Officer (the “CFO”) of the Company, will continue to serve as the CFO of the Company, Christopher J. Miner, the General Counsel (“GC”) of Mobile Mini, will be appointed to serve as the GC of the Company, and Hezron T. Lopez, the GC of the Company, will be appointed to serve as the Chief Human Resources Officer of the Company. The Merger Agreement also provides that as of the Effective Time the Board of Directors of the Company will consist of eleven members, which will be comprised of (i) six directors designated by the Company, two of whom will be designated by Sapphire Holdings, and (ii) five directors designated by Mobile Mini. The Merger Agreement also provides that the Company’s headquarters will be in Phoenix, Arizona as of the Effective Time.

Representations, Warranties and Covenants

The Company and Mobile Mini each made customary representations, warranties and covenants in the Merger Agreement with respect to each party’s business, including covenants by each party, subject to certain exceptions, to conduct its business in all material respects in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

Closing Conditions

The completion of the Merger is subject to certain conditions, including: (i) the approval of the Merger and the Merger Agreement by Mobile Mini’s stockholders; (ii) the approval by the Company’s stockholders of the issuance of the Merger Consideration in connection with the Merger and the adoption of an amended and restated certificate of incorporation for the Company, effective upon consummation of the Merger (the “Charter Amendment” and together with the issuance of the Merger Consideration, the “Company Proposals”); (iii) the receipt by the Company of certain debt financing; (iv) the termination or expiration of any applicable waiting period or periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) without the imposition of a “Regulatory Adverse Effect” (as defined in the Merger Agreement); (v) in the case of Mobile Mini, the completion of the Share Exchange; (vi) the delivery of certain tax opinions by counsel to each of the Company and Mobile Mini that the Merger will be treated as a reorganization within Section 368(a) of the Internal Revenue Code of 1986, as amended; (vii) the absence of any law, injunction, judgment, order, decree or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement and the ancillary agreements; (viii) the effectiveness of the Company’s registration statement on Form S-4, registering the Merger Consideration; (ix) compliance by the Company and Mobile Mini in all material respects with their respective obligations under the Merger Agreement; and (x) subject in most cases to exceptions that do not rise to the level of a “Company Material Adverse Effect” or “Parent Material Adverse Effect” (each as defined in the Merger Agreement), as applicable, the accuracy of representations and warranties made by Mobile Mini and the Company, respectively.

Stockholder Meetings; Non-Solicitation; Intervening Events

The Merger Agreement requires each of the Company and Mobile Mini to convene a stockholders meeting for purposes of obtaining the necessary stockholder approvals required in connection with the Merger. In addition, subject to certain exceptions and the exercise of certain fiduciary duties, as required under applicable law, each of the Company and Mobile Mini has agreed (i) not to solicit alternative transactions or enter into discussions concerning, or provide information in connection with, any alternative transaction and (ii) that its Board of Directors will recommend that its stockholders approve and adopt the Company Proposals, the Merger and the Merger Agreement, as applicable.

Prior to the approval of the Company Proposals by the Company’s stockholders or the approval and adoption of the Merger and the Merger Agreement by Mobile Mini’s stockholders, as applicable, the Board of Directors of the Company or the Board of Directors of Mobile Mini, as applicable, may, in connection with (i) the receipt of a Parent Superior Proposal or a “Company Superior Proposal” (as defined in the Merger Agreement), respectively, or (ii) a Parent Intervening Event or a “Company Intervening Event” (as defined in the Merger Agreement), respectively, change its recommendation in favor of the Company Proposals or the Merger and the Merger Agreement, respectively, and, in the case of (i), enter into a definitive agreement implementing such Parent Superior Proposal or a Company Superior Proposal, as applicable, in each case, if the failure to do so would be inconsistent with its fiduciary duties and subject to complying with applicable notice requirements and other specified conditions, including giving the other party the opportunity to propose changes to the Merger Agreement in response to such Parent Superior Proposal, Company Superior Proposal, Parent Intervening Event or Company Intervening Event, as applicable.

Termination; Termination Fees

The Merger Agreement may be terminated by the Company and Mobile Mini by mutual agreement. Furthermore, either party may terminate the Merger Agreement, among other things, if (i) subject to limited exceptions, the Merger has not been consummated on or before December 1, 2020 (as extended subject to the following proviso, the “End Date”), subject to certain rights to extend such date to March 1, 2021, in order to obtain approval under the HSR Act, (ii) if there is in effect a law enacted after the date of the signing of the Merger Agreement that permanently enjoins, prevents and prohibits the consummation of the Merger and transactions contemplated by the Merger Agreement and ancillary agreements and which, in the case of a judgment, order or decree, has become final and non-appealable, (iii) the required vote of Mobile Mini’s stockholders is not obtained or (iv) the required vote of the Company’s stockholders is not obtained.

In the event of a termination of the Merger Agreement under certain circumstances, the Company or Mobile Mini may be required to pay a termination fee to the other.

Mobile Mini would be required to pay the Company a termination fee of $57,086,000 if the Merger Agreement is terminated (i) by the Company prior to receipt of Mobile Mini’s stockholder approval as a result of a change in the recommendation of the Mobile Mini Board of Directors, (ii) by the Company due to Mobile Mini’s willful breach of the provisions of the Merger Agreement relating to non-solicitation of alternative transactions, or (iii) by the Company or Mobile Mini if Mobile Mini’s stockholder approval is not obtained and, at the time of termination, the Merger Agreement was terminable under clause (i) or (ii) above. In addition, Mobile Mini would be required to pay to the Company a termination fee of $57,086,000 if prior to receipt of Mobile Mini’s stockholder approval, the Mobile Mini Board of Directors authorizes Mobile Mini to enter into a definitive agreement with respect to a Company Superior Proposal, subject to certain conditions and limitations. Furthermore, Mobile Mini would be required to pay the Company a termination fee of $57,086,000 if (w) the required vote of Mobile Mini’s stockholders is not obtained, (x) prior to such vote, an alternative acquisition of Mobile Mini was publicly disclosed or announced or made known to the management or Mobile Mini’s Board of Directors and was not timely withdrawn, (y) the Merger Agreement is terminated by either party and (z) within twelve months after such termination, Mobile Mini consummates such alternative transaction or enters into an agreement for such alternative transaction (and such alternative transaction is subsequently consummated within or after twelve months of such termination). Lastly, Mobile Mini would be required to pay a termination fee of $57,086,000 if (A) the Company or Mobile Mini terminates the Merger Agreement on the basis the Merger has not been consummated on or prior to the End Date and the required vote of Mobile Mini’s stockholders has not been obtained at a meeting of Mobile Mini’s stockholders at the time of termination, (B) at or prior to the time of termination, an acquisition of Mobile Mini was publicly proposed or announced or made known to the management or Board of Directors of Mobile Mini and was not timely withdrawn, and (C) within twelve months after such termination, Mobile Mini consummates such alternative transaction or enters into an agreement for such alternative transaction (and such alternative transaction is subsequently consummated within or after twelve months of such termination).

The Company would be required to pay Mobile Mini a termination fee of $66,600,000 if the Merger Agreement is terminated (i) by Mobile Mini prior to receipt of the Company’s stockholder approval as a result of a change in the recommendation of the Company’s Board of Directors, (ii) by Mobile Mini due to the Company’s willful breach of the provisions of the Merger Agreement relating to non-solicitation of alternative transactions or any of the TDR Parties’ willful breach of the provisions of the Voting Agreement relating to non-solicitation of alternative transactions or (iii) by the Company or Mobile Mini if the Company’s stockholder approval is not obtained and, at the time of termination, the Merger Agreement was terminable under clause (i) or (ii) above. In addition, the Company would be required to pay Mobile Mini a termination fee of $66,600,000 if prior to receipt of the Company’s stockholder approval, the Company’s Board of Directors authorizes the Company to enter into a definitive agreement with respect to a Parent Superior Proposal, subject to certain conditions and limitations. Furthermore, the Company would be required to pay Mobile Mini a termination fee of $66,600,000 if (w) the required vote of the Company’s stockholders is not obtained, (x) prior to such vote, an alternative acquisition of the Company was publicly disclosed or announced or made known to the management or the Company’s Board of Directors and was not timely withdrawn, (y) the Merger Agreement is terminated by either party and (z) within twelve months after such termination, the Company consummates such alternative transaction or enters into an agreement for such alternative transaction (and such alternative transaction is subsequently consummated within or after twelve months of such termination). Lastly, the Company would be required to pay Mobile Mini a termination fee of $66,600,000 if (A) the Company or Mobile Mini terminates the Merger Agreement on the basis the Merger has not been consummated on or prior to the End Date and the required vote of the Company’s stockholders has not been obtained at a meeting of the Company’s stockholders at the time of termination, (B) at or prior to the time of termination, an acquisition of the Company was publicly proposed or announced or made known to the management or the Company’s Board of Directors and was not timely withdrawn, and (C) within twelve months after such termination, the Company consummates such alternative transaction or enters into an agreement for such alternative transaction (and such alternative transaction is subsequently consummated within or after twelve months of such termination).

Description of Merger Agreement Not Complete

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

A copy of the Merger Agreement has been included to provide the Company’s stockholders, Mobile Mini’s stockholders and other security holders with information regarding its terms and is not intended to provide any factual information about the Company or Mobile Mini. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by the Company’s stockholders, Mobile Mini’s stockholders or other security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by the Company’s stockholders, Mobile Mini’s stockholders or other security holders. The Company’s stockholders, Mobile Mini’s stockholders and other security holders are not third-party beneficiaries under the Merger Agreement (except, following the Effective Time, with respect to Mobile Mini’s stockholders’ right to receive the Merger Consideration and the right of holders of Mobile Mini equity awards to receive the consideration provided for such equity awards pursuant to the Merger Agreement) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Mobile Mini or Merger Sub. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Mobile Mini’s public disclosures. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 8-K not misleading. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, the Company, Mobile Mini, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of the Company and Mobile Mini and a prospectus of the Company, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of the Company and Mobile Mini make with the SEC.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Employment Agreements

Employment Agreement with Bradley Soultz

On March 1, 2020, in connection with the execution of the Merger Agreement, the Company entered into an employment agreement with Bradley Soultz, the CEO of the Company (the “Soultz Agreement”), which becomes effective upon, and subject to the occurrence of, the Effective Time, and provides that Mr. Soultz will continue to serve as the CEO of the Company for 24 months following the Effective Time, with no renewal provisions.

The Soultz Agreement provides for an annual base salary of $850,000 and that Mr. Soultz will be eligible for an annual target bonus of $1,062,500, or 125% of his base salary, and annual equity awards with a target grant date value of $2,600,000, 40% in the form of time-based restricted stock units (“RSUs”) vesting ratably over four years and 60% in the form of performance-based restricted stock units (“PSUs”) vesting over three years. In connection with the Merger, Mr. Soultz will be eligible to receive a retention award with a target grant date value of $1,250,000, 40% in the form of time-based RSUs vesting ratably over four years and 60% in the form of PSUs vesting over three years. The Soultz Agreement also includes non-compete and employment non-solicitation provisions for 12 months post-termination of employment.

The Soultz Agreement provides that in the event of a termination of employment without Cause (as defined in the Soultz Agreement) or due to the delivery of a notice of non-renewal of the term by the Company or a resignation for Good Reason (as defined in the Soultz Agreement), in addition to Accrued Benefits (as defined in the Soultz Agreement), Mr. Soultz will be entitled to receive (i) a cash severance payment of his continued base salary for 12 months, (ii) a pro rata portion of the annual bonus he would have received based on actual performance, (iii) his full target annual bonus for the year of termination, (iv) continued vesting of any annual equity awards for 12 months and full vesting of the retention award and any annual equity awards granted within 24 months following the Merger (based on actual performance, as applicable), (v) payments equal to the cost of continuing coverage under the Company’s health insurance plan for twelve months, and (vi) up to $25,000 in outplacement services. Mr. Soultz will be entitled to the same benefits in the event of a termination of employment without Cause or a resignation for Good Reason during the 30-month period following the Merger or the 12-month period after any subsequent Change in Control (as defined in the Soultz Agreement), except that he will receive (i) a cash severance payment equal to 1.5x the sum of his base salary at the rate in effect at the time of termination and his target bonus for the year of termination, (ii) the cost of continuing coverage under the Company’s health insurance plan for 18 months, and (iii) any outstanding equity awards will immediately vest in full upon such termination.

The foregoing description of the Soultz Agreement is qualified in its entirety by reference to the full text of the Soultz Agreement, which is filed as Exhibit 10.1 and is incorporated herein by reference.

Employment Agreement with Kelly Williams

On March 1, 2020, in connection with the execution of the Merger Agreement, the Company entered into an employment agreement with Kelly Williams, the President and CEO of Mobile Mini (the “Williams Agreement”), which becomes effective upon, and subject to the occurrence of, the Effective Time, and provides that Mr. Williams will serve as the President and COO of the Company for an initial term of 24 months from the Effective Time, subject to automatic renewal for successive one-year terms, unless Mr. Williams or the Company gives 90-days prior written notice of an intention not to renew the initial term or the renewal term, as applicable.

The Williams Agreement provides for an annual base salary of $700,000 and that Mr. Williams will be eligible for an annual target bonus of $700,000, or 100% of his base salary, and annual equity awards with a target grant value of 250% of his base salary, 40% in the form of time-based RSUs vesting ratably over four years and 60% in the form of PSUs vesting over three years. In connection with the Merger, Mr. Williams will receive a retention award with a grant date value of $3,000,000 in the form of time-based RSUs vesting ratably over four years. The Williams Agreement also includes non-compete and employment non-solicitation provisions for 24 months post-termination of employment.

The Williams Agreement provides that in the event of a termination of employment without Cause (as defined in the Williams Agreement) or due to the delivery of a notice of non-renewal of the term by the Company or a resignation for Good Reason (as defined in the Williams Agreement), in addition to Accrued Compensation (as defined in the Williams Agreement), Mr. Williams will be entitled to receive (i) two times the sum of his base salary at the highest rate in effect at any time within the 90-day period prior to and ending on the date the notice of termination is given (or the date of the Change of Control (as defined in the Williams Agreement) if such termination is within the year following a Change of Control) plus the Payment Amount (defined in the Williams Agreement as 100% of his base salary in effect during the year in which termination occurs), (ii) certain health insurance amounts for a period of 12 months (or 24 months if such termination occurs within the year following the Merger or a Change of Control), and (iii) full vesting of any equity-based awards, subject to performance targets and goals, as applicable (and, in the event the retention award was either not granted or the target amount of which was reduced, the cash value of the retention award that would have been made had it been granted in full, less the value of any portion of the retention award to the extent granted). The Williams Agreement provides that in the event of a Change in Control any outstanding equity awards will immediately vest in full with any performance targets and goals deemed satisfied at target level of performance.

The foregoing description of the Williams Agreement is qualified in its entirety by reference to the full text of the Williams Agreement, which is filed as Exhibit 10.2 and is incorporated herein by reference.

Employment Agreement with Timothy Boswell

On March 1, 2020, in connection with the execution of the Merger Agreement, the Company entered into an employment agreement with Timothy Boswell, the CFO of the Company (the “Boswell Agreement”), effective as of March 1, 2020 (except as otherwise indicated therein with respect to certain compensation related to the Merger), which provides that Mr. Boswell will continue to serve as the CFO of the Company for an initial term of 36 months following the later of March 1, 2020 or the Effective Time, which automatically renews for successive one-year periods, unless Mr. Boswell or the Company gives 120-days prior written notice of an intention not to renew the initial term or the renewal term, as applicable.

The Boswell Agreement provides for an annual base salary prior to the Merger of $460,000 and after the Merger of $525,000 and that Mr. Boswell will be eligible for an annual target bonus prior to the Merger of $326,600, or 71% of his base salary, and after the Merger of $393,750 , or 75% of annual base salary, and annual equity awards with a target grant value prior to the Merger of $713,000, or 155% of his base salary, and after the Merger of $1,050,000, or 200% of his base salary, 40% in the form of time-based RSUs vesting ratably over four years and 60% in the form of PSUs vesting over three years. In connection with the Merger, Mr. Boswell will be eligible to receive a retention award with a target grant date value of $1,000,000, 40% in the form of time-based RSUs vesting ratably over four years and 60% in the form of PSUs vesting over three years. The Boswell Agreement also includes non-compete and employment non-solicitation provisions for 12 months post-termination of employment.

The Boswell Agreement provides that in the event of a termination of employment without Cause (as defined in the Boswell Agreement) or due to the delivery of a notice of non-renewal of the term by the Company or a resignation for Good Reason (as defined in the Boswell Agreement), in addition to Accrued Benefits (as defined in the Boswell Agreement), Mr. Boswell will be entitled to receive (i) a cash severance payment of his continued base salary for 18 months, (ii) a pro rata portion of the annual bonus he would have received based on actual performance, (iii) his full target annual bonus for the year of termination, (iv) continued vesting of any annual equity awards for 18 months and full vesting of the retention award and any annual equity awards granted within 24 months following the Merger, (v) payments equal to the cost of continuing coverage under the Company’s health insurance plan for 12 months, and (vi) up to $25,000 in outplacement services. Mr. Boswell will be entitled to the same benefits in the event of a termination of employment without Cause or a resignation for Good Reason during the 30-month period following the Merger or the 12-month period after any subsequent Change in Control (as defined in the Boswell Agreement), except that he will receive (i) a cash severance payment equal to the sum of his continued base salary for 24 months and his target bonus for the year of termination, (ii) the cost of continuing coverage under the Company’s health insurance plan for 24 months, and (iii) any outstanding equity awards will immediately vest in full upon such termination.

The foregoing description of the Boswell Agreement is qualified in its entirety by reference to the full text of the Boswell Agreement, which is filed as Exhibit 10.3 and is incorporated herein by reference.

Employment Agreement with Christopher Miner

On March 1, 2020, in connection with the execution of the Merger Agreement, the Company entered into an employment agreement with Christopher Miner, the GC of Mobile Mini (the “Miner Agreement”), which becomes effective upon, and subject to the occurrence of, the Effective Time, and provides that Mr. Miner will serve as the Senior Vice President, GC and Secretary of the Company for an initial term of 36 months following the Effective Time, which automatically renews for successive one-year periods, unless Mr. Miner or the Company gives 120-days prior written notice of an intention not to renew the initial term or the renewal term, as applicable.

The Miner Agreement provides for an annual base salary of $450,000 and that Mr. Miner will be eligible for an annual target bonus of $337,500, or 75% of his base salary, and annual equity awards with a target grant date value of $540,000, or 120% of his base salary, 40% in the form of time-based RSUs vesting ratably over four years and 60% in the form of PSUs vesting over three years. In connection with the Merger, Mr. Miner will be entitled to receive a retention award with a grant date value of $212,500, 40% in the form of time-based RSUs vesting ratable over four years and 60% in the form of PSUs vesting over three years. The Miner agreement also includes non-compete and employment non-solicitation provisions for 12 months post-termination of employment.

The Miner Agreement provides that in the event of a termination of employment without Cause (as defined in the Miner Agreement) or due to the delivery of a notice of non-renewal of the term by the Company or a resignation for Good Reason (as defined in the Miner Agreement), in addition to Accrued Benefits (as defined in the Miner Agreement), Mr. Miner will be entitled to receive (i) a cash severance payment of his continued base salary for 12 months or 24 months if such termination occurs within one year following the Merger, (ii) a pro rata portion of the annual bonus he would have received based on actual performance, (iii) his full target annual bonus for the year of termination or two times such target annual bonus if such termination occurs within one year following the Merger, (iv) full vesting of the retention award and any annual equity awards granted within 24 months of the Merger, and (v) payments equal to the cost of continuing coverage under the Company’s health insurance plan for 12 months. Mr. Miner will be entitled to the same benefits in the event of a termination of employment without Cause or a resignation for Good Reason during the 12 month period after a Change in Control (as defined in the Miner Agreement), except that he will receive (i) a cash severance payment equal to 1.5x the sum of his base salary at the rate in effect at the time of termination and his target bonus for the year of termination, (ii) the cost of continuing coverage under the Company’s health insurance plan for 18 months, and (iii) any outstanding equity awards will immediately vest in full upon such termination.

The foregoing description of the Miner Agreement is qualified in its entirety by reference to the full text of the Miner Agreement, which is filed as Exhibit 10.4 and is incorporated herein by reference.

Employment Agreement with Hezron Lopez

On March 1, 2020, in connection with the execution of the Merger Agreement, the Company entered into an employment agreement with Hezron Lopez, the Vice President, GC and Corporate Secretary of the Company (the “Lopez Agreement”), which becomes effective on March 1, 2020, and provides that prior to the Merger Mr. Lopez will continue to serve as Vice President, GC and Corporate Secretary of the Company and after the Merger Mr. Lopez will serve as the Chief Human Resources Officer of the Company for an initial term of 36 months following the later of March 1, 2020 or the Effective Time, which automatically renews for successive one-year periods, unless Mr. Lopez or the Company gives 120-days prior written notice of an intention not to renew the initial term or the renewal term, as applicable.

The Lopez Agreement provides for an annual base salary of $425,000 and that Mr. Lopez will be eligible for an annual target bonus prior to the Merger of $255,000, or 60% of his base salary, and after the Merger of $318,750, or 75% of his base salary, and annual equity awards with a target grant date value prior to the Merger of $340,000 , or 80% of his base salary, and after the Merger of $425,000, or 100% of his base salary, 40% in the form of time-based RSUs vesting ratably over four years and 60% in the form of PSUs vesting over three years. In connection with the Merger, Mr. Lopez will be eligible to receive a retention award with a target grant date value of $212,500, 40% in the form of time-based RSUs vesting ratably over four years and 60% in the form of PSUs vesting over three years. The Lopez Agreement also includes non-compete and employment non-solicitation provisions for 12 months post-termination.

The Lopez Agreement provides that in the event of a termination of employment without Cause (as defined in the Lopez Agreement) or due to the delivery of a notice of non-renewal of the term by the Company or a resignation for Good Reason (as defined in the Lopez Agreement), in addition to Accrued Benefits (as defined in the Lopez Agreement), Mr. Lopez will be entitled to receive (i) a cash severance payment of his continued base salary for 12 months, (ii) a pro rata portion of the annual bonus he would have received based on actual performance, (iii) his full target bonus for the year of termination, (iv) continued vesting of any annual equity awards for 12 months and full vesting of the retention award and any annual equity awards granted within 24 months of the Merger, (v) payments equal to the cost of continuing coverage under the Company’s health insurance plan for 12 months, and (vi) up to $25,000 in outplacement services. Mr. Lopez will be entitled to the same benefits in the event of a termination of employment without Cause or a resignation for Good Reason during the 30-month period following the Merger or the 12-month period after any subsequent Change in Control (as defined in the Lopez Agreement), except that he will receive (i) a cash severance payment equal to 1.5x the sum of his base salary at the rate in effect at the time of termination and his target bonus for the year of termination, (ii) the cost of continuing coverage under the Company’s health insurance plan for 18 months, and (iii) any outstanding equity awards will immediately vest in full upon such termination.

The foregoing description of the Lopez Agreement is qualified in its entirety by reference to the full text of the Lopez Agreement, which is filed as Exhibit 10.5 and is incorporated herein by reference.

Director Resignation

As contemplated by the Merger Agreement and to facilitate the formation of the new Board of Directors of the Company at the Effective Time, on March 1, 2020, each of Mr. Gerard E. Holthaus, Ms. Rebecca L. Owen, Mr. Mark S. Bartlett, Mr. Garry Lindsay, Mr. Stephen Robertson, Mr. Jeff Sagansky and Mr. Bradley L. Soultz, all of the directors on the Company’s Board of Directors, delivered executed letters of resignation (the “Resignation Letters”). The Resignation Letters are of no force and effect until the Effective Time. If the Merger does not occur and the Merger Agreement is terminated in accordance with its terms, the Resignation Letters shall be of no force and effect.

Item 5.08	Shareholder Director Nominations.

As a result of the Company’s entry into the Merger Agreement and to facilitate the timely completion of the Merger, the Board has established May 11, 2020 as the date of the Company’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”). The Board has set the close of business on March 16, 2020, as the record date for determining stockholders who are eligible to receive notice of and vote at the 2020 Annual Meeting. The Company will publish additional details regarding the exact time, location and matters to be voted on at the 2020 Annual Meeting in the Company’s proxy statement for the 2020 Annual Meeting. Because the date of the 2020 Annual Meeting represents a change of more than 30 days from the anniversary date of the Company’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”), the deadlines for stockholders to submit proposals and nominations of directors as set forth in the Company’s definitive proxy statement for the 2019 Annual Meeting are no longer effective.

Under the Company’s bylaws (the “Bylaws”), in order for stockholder proposals and director nominations to be presented at the 2020 Annual Meeting (other than by means of inclusion of proxy access nominations and stockholder proposal in the proxy materials under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are each described below), written notice must be received by the Company not later than the close of business on March 15, 2020. Such notice must comply with the procedural and content requirements of the Bylaws.

Under the Bylaws, in order for proxy access nominations to be included in the Company’s proxy materials and presented at the 2020 Annual Meeting, written notice must be received by the Company not later than the close of business on March 15, 2020. Such notice must comply with the procedural and content requirements of the Bylaws.

Stockholder proposals intended for inclusion in the Company’s definitive proxy statement for the 2020 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act must be received by the Company not later than the close of business on March 15, 2020 (which the Company believes is a reasonable time before it begins to print and send its proxy materials).

As contemplated by the Merger Agreement, separate from and subsequent to the 2020 Annual Meeting, the Company will convene a special stockholders meeting for the purpose of obtaining the necessary stockholder approval of the Company Proposals.

Cautionary Statement

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimates,” “expects,” “anticipates,” “believes,” “forecasts,” “projects,” “plans,” “intends,” “may,” “will,” “should,” “could,” “shall,” “continue,” “outlook” and variations of these words and similar expressions (or the negative thereof) identify forward-looking statements, which are generally not historical in nature. Certain of these forward-looking statements relate to the proposed business combination (the “Proposed Transaction”) involving the Company and Mobile Mini, including: expected scale; operating efficiency; stockholder, employee and customer benefits; key assumptions; timing of closing; the amount and timing of revenue and expense synergies; future financial benefits and operating results; and integration spend, which reflects management’s beliefs, expectations and objectives as of the date hereof. Achievement of the expressed beliefs, expectations and objectives is subject to risks and uncertainties that could cause actual results to differ materially from those beliefs, expectations or objectives. These forward-looking statements are only estimates, assumptions and projections, and involve known and unknown risks and uncertainties, many of which are beyond the control of the Company and Mobile Mini.

Important Proposed Transaction-related factors that may cause such differences include, but are not limited to: the risk that expected revenue, expense and other synergies from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the parties are unable to successfully implement their integration strategies; the inherent uncertainty associated with financial or other projections; failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including stockholder and regulatory approvals; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and disruptions to the parties’ businesses and financial condition as a result of the announcement and pendency of the Proposed Transaction. Other important factors include: the parties’ ability to manage growth and execute their business plan; their estimates of the size of the markets for their products; the rate and degree of market acceptance of their products; the success of other competing modular space and portable storage solutions that exist or may become available; rising costs adversely affecting their profitability (including cost increases resulting from tariffs); general economic and market conditions impacting demand for their products and services; the value of the Company’s shares to be issued in the Proposed Transaction; the parties’ capital structure, levels of indebtedness and availability of credit; expected financing transactions undertaken in connection with the Proposed Transaction; third party contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; the ability to retain and hire key personnel and uncertainties arising from leadership changes; the response of business partners as a result of the announcement and pendency of the Proposed Transaction; the diversion of management attention from business operations to the Proposed Transaction; the ability to implement and maintain an effective system of internal controls; potential litigation and regulatory matters involving the combined company; implementation of tax reform; the intended qualification of the Proposed Transaction as a tax-free reorganization; the changes in political conditions in the U.S. and other countries in which the parties operate, including U.S. trade policies or the U.K.’s withdrawal from the European Union; and such other risks and uncertainties described in the periodic reports the Company and Mobile Mini file with the SEC from time to time including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 2, 2020 and Mobile Mini’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 3, 2020, both of which are available through the SEC’s EDGAR system at www.sec.gov.

Investors are cautioned not to place undue reliance on these forward-looking statements as the information in this report speaks only as of the date of this report or such earlier date as specified herein. The Company and Mobile Mini disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement. All subsequent written and oral forward-looking statements attributable to the Company, Mobile Mini or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Important Information About the Proposed Transaction

Additional Information

In connection with the Proposed Transaction, the Company will file a registration statement on Form S-4, which will include a document that serves as a prospectus of the Company and a joint proxy statement of the Company and Mobile Mini (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the Company’s stockholders and Mobile Mini’s stockholders. Investors and security holders will be able to obtain these documents (if and when available) free of charge from the SEC’s website at www.sec.gov. The documents filed by the Company with the SEC may also be obtained free of charge from the Company by requesting them by mail at WillScot Corporation, 901 S. Bond Street, Suite 600, Baltimore, Maryland 21231. The documents filed by Mobile Mini may also be obtained free of charge from Mobile Mini by requesting them by mail at Mobile Mini, Inc. 4646 E. Van Buren Street, Suite 400, Phoenix, Arizona 85008.

Participants in the Solicitation

The Company, Mobile Mini, their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about the Company’s directors and executive officers is available in the Company’s proxy statement, dated April 30, 2019 for the 2019 Annual Meeting, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 2, 2020, and the Company’s Current Reports on Form 8-K filed with the SEC on May 17, 2019 and June 19, 2019. Information about Mobile Mini’s directors and executive officers is available in Mobile Mini’s proxy statement, dated March 12, 2019 for its 2019 Annual Meeting of Stockholders and Mobile Mini’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 3, 2020. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC, the Company or Mobile Mini as indicated above.

No Offer or Solicitation

This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Exhibit Description
2.1*	Agreement and Plan of Merger, dated as of March 1, 2020, by and among WillScot Corporation, Picasso Merger Sub, Inc. and Mobile Mini, Inc.

10.1	Employment Agreement, dated as of March 1, 2020, by and between WillScot Corporation and Bradley Soultz

10.2	Employment Agreement, dated as of March 1, 2020, by and between WillScot Corporation and Kelly Williams

10.3	Employment Agreement, dated as of March 1, 2020, by and between WillScot Corporation and Timothy Boswell

10.4	Employment Agreement, dated as of March 1, 2020, by and between WillScot Corporation and Christopher Miner

10.5	Employment Agreement, dated as of March 1, 2020, by and between WillScot Corporation and Hezron Lopez

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WillScot Corporation

Dated: March 5, 2020	By:	/s/ HEZRON TIMOTHY LOPEZ

Name: Hezron Timothy Lopez

Title: Vice President, General Counsel & Corporate Secretary